SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Quarter 2019 Results May 7, 2019 Page | 1

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

São Paulo, May 7, 2019 – Ambev S.A. [B3: ABEV3; NYSE: ABEV] announces its results for the first quarter of 2019. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the three-month period ended March 31, 2019 filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

OPERATING AND FINANCIAL HIGHLIGHTS

Net revenue: Top line was up 13.7% in 1Q19, with volume increase of 5.7% and growth in net revenue per hectoliter (NR/hl) of 7.5%. Net revenue was up in Brazil (+16.7%), Central America and the Caribbean (CAC) (+12.7%) and Latin America South (LAS)1 (+14.5%), and was down in Canada (-3.1%). In Brazil, volume was up 12.4% and NR/hl rose 3.9%. In CAC, volume and NR/hl grew by 9.1% and 3.3%, respectively. In LAS, volume was down 10.6% and NR/hl rose 27.1%. In Canada, while volume was negative (-4.3%), NR/hl increased by 1.2%.

Cost of goods sold (COGS): In 1Q19, COGS and cash COGS (excluding depreciation and amortization) were up 16.1% and 14.9%, respectively. On a per hectoliter basis, COGS (COGS/hl) grew by 9.8% while cash COGS was up 8.6%, mainly due to inflationary pressures in Argentina, FX and higher commodities prices, slightly offset by lower sugar prices.

Selling, general & administrative (SG&A) expenses: In 1Q19, SG&A and cash SG&A (excluding depreciation and amortization) were up 5.8% and 5.9%, respectively, below our weighted average inflation (approximately 9%). The increase was driven by (i) variable compensation accruals, which didn’t occur in 1Q18 and (ii) inflationary pressure in Argentina, partially offset by projects related to non-working money expenses.

EBITDA, gross margin and EBITDA margin: In 1Q19, EBITDA reached R$ 5,120.7 million, with an organic growth of 16.4%, gross margin of 59.6% (-90bps) and EBITDA margin of 40.5% (+100bps).

Normalized profit and EPS: Normalized profit was R$ 2,762.4 million in 1Q19, 6.2% higher than in 1Q18, driven by higher EBITDA, partly offset  by an increase in financial expenses. Normalized EPS in the quarter was R$ 0.17 (+6.1%).

Cash generation and CAPEX: Cash flow from operating activities in 1Q19 was R$ 2,080.1 million (+121.2%) and CAPEX reached R$ 546.1 million (+15.5%).

IFRS 16/CPC 06 (R2) ADOPTION AND 2018 RESTATEMENT

Effective as of January 1, 2019, IFRS 16/CPC 06 (R2) replaces the previous lease accounting requirements and introduces significant changes to lessee accounting. The Company opted for a complete retroactive adoption of IFRS 16/CPC 06 (R2) and, therefore published its Financial Statements filed with the CVM and submitted to SEC restating 2018 results. For more details refer to our Quarterly Financial Statements.

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

1 Starting in 3Q18, reported numbers are presented applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance to IAS 29, as detailed on section “Financial Reporting in Hyperinflationary Economies - Argentina”  (page 21). Organic growth is presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates against 1Q18 pro-forma values.

First Quarter 2019 Results May 7, 2019 Page | 2

Reported 1Q18 results in this press release correspond to the restated financial statements. These do not include any impacts related to Hyperinflation Accounting (IAS 29/CPC 42), which were added in a separate column named 1Q18 Pro Forma in the applicable sections, detailed on page 21.

Financial highlights - Ambev consolidated	1Q18	1Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	38,915.5	41,296.4	6.1%	5.7%
Net revenue	11,640.2	12,640.1	8.6%	13.7%
Gross profit	7,184.3	7,532.4	4.8%	12.1%
% Gross margin	61.7%	59.6%	-210 bps	-90 bps
Normalized EBITDA	4,786.9	5,120.7	7.0%	16.4%
% Normalized EBITDA margin	41.1%	40.5%	-60 bps	100 bps

Profit	2,587.6	2,749.1	6.2%
Normalized profit	2,600.8	2,762.4	6.2%
EPS (R$/shares)	0.16	0.17	6.2%
Normalized EPS (R$/shares)	0.16	0.17	6.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

MANAGEMENT COMMENTS

We started the year delivering, on a consolidated basis, top-line growth of 13.7% and EBITDA of R$ 5,120.7 million, which represents an increase of 16.4% versus 1Q18.

       Brazil

Beer Brazil net revenue in 1Q19 was up 15.4%, supported by volume growth of 11.3% and NR/hl growth of 3.7%. This result was a consequence of (i) low single digits industry growth, according to Nielsen, coupled with a lower weight of the value segment in the quarter; (ii) favorable weather and later Carnival; and (iii) transformational investments behind our strategic platforms over the past years in Brazil, even in a moment of external volatility and challenging macroeconomic environment, which placed us in a stronger position to compete in the Brazilian beer market.

Brazil Beer EBITDA was up 5.4% with a margin contraction of 400bps to 42.0%. COGS was impacted by FX and increased commodities prices, especially aluminum and barley. SG&A increased less than inflation in the period, even considering the additional pressure coming from variable compensation accruals, which didn’t occur in 1Q18. Excluding variable compensation accruals, Brazil Beer EBITDA growth was approximately 7.0%.

In our Non-Alcoholic Beverages business in Brazil (NAB Brazil), top line was up 25.1% with volume up by 16.3% and NR/hl growth of 7.6%. Industry grew low single digits, according to Nielsen. EBITDA was up by 31.9%, with margin expansion of 170 bps to 33.6%, with higher aluminum costs being offset by lower sugar prices and operational leverage. NAB SG&A was impacted by variable compensation accruals, higher distribution expenses related to volume growth, which was partially offset by savings in non working money as well as phasing of expenses in 1Q19.

We have a long term strategy based in our platforms and we will keep investing in them:

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 3

Premiumize at Scale

•         The premium portfolio continues to lead Ambev’s organic growth and we have been consistently gaining market share in the premium segment. There is still a long way ahead for the premiumization trend, which will fuel our results over the next years.

•         Our Global Brands portfolio, comprised of Budweiser, Stella Artois and Corona, grew more than 50% in the quarter.

•         Budweiser, our largest global brand, was the premium brand with the highest number of mentions in digital platforms in the quarter, an increase of 100% compared to first quarter of 2018. The brand’s quarter was marked by the International Women’s Day, SuperBowl and Lollapalooza campaigns.

•         Stella Artois kept its solid growth pace in 1Q19, supported by the continued expansion of new pack formats, such as sharing size bottles and new cans. We maintained the focus on the gastronomy platform with another successful edition of our proprietary Villa Stella Artois event in Rio de Janeiro.

•         Corona more than doubled its volume. With the official launch of the partnership with ‘Parley for the Ocean’ to clean 20 Brazilian beaches in 2019, together with our World Surf League Champion Gabriel Medina, the brand reached its all time high number of mentions in social media.

•         The domestic premium portfolio also recorded important results in the quarter, with both Serramalte and Original growing double digits.

Differentiate the Core

•         Transformational investments were made in our core segment in the past years, with new Visual Brand Identities, packaging improvements and the launch of new liquids, building a portfolio to offer consumers a variety of choices for different tastes and occasions.

•         Brahma, our classic lager, continues to grow well above the industry, quarter after quarter. We launched in the first quarter a new campaign reinforcing that the brand has been present in Brazilian consumers’ lives for a long time.

•         Skol, our easy drinking lager, closed the summer with a very strong Carnival. The brand promoted the most important street parties in Brazil, providing breakthrough experiences to more than 37 million consumers in more than 31 cities.

•         Skol Puro Malte has supported the growth of Skol family, although it is still being rolled out nationally. So far the product is an amazing success. Having three varieties of liquids supports the family concept and the Skol family grew in the quarter.

Drive Smart Affordability

•         Our regional beers, Nossa and Magnífica continue to perform well. Both brands are tightly connected with consumers, reinforcing their respective states’ cultures and fostering regional economies, being brewed with cassava grown by local farmers. Magnífica, which was launched in December 2018, is being rolled out in the state of Maranhão.

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 4

Sustainability

•         We announced last year a set of environmental targets to be achieved by 2025. These are goals related to challenges proposed by the United Nations through the Sustainable Development Goals.

•         AMA, our mineral water launched in 2017, reverts all the profit to projects of potable water access in the Brazilian semi-arid.

•         VOA, an internal consulting company with voluntary participation of our people, was created to help NGOs optimize their processes, budgets, as well as manage people and careers. The project has impacted, over 2 million people, with 185 NGOs and 200 Company volunteers.

•         Such meaningful initiatives resulted in Ambev being ranked #2 in Merco 2018 reputation pool.

Drive Operational Excellence

•         Operational excellence has always been one of our biggest strengths and key differentials. “Wherever we call it Brazil, there has to be Ambev”. Given that points of sales connect our brands to consumers, client service is a strong focus. We have been improving our process, by reducing our clients’ pain points, and freeing up sales representative time in order to focus on activities that add more value to the point of sales.

•         We are continuously pursuing operational excellence that delivers both efficiencies and quality.

Business Transformation Enabled by Technology

•         In 1Q19, we acquired our main IT solutions supplier in order to internalize technology knowledge and expand technology support to other areas of Ambev. With this investment, more than 400 developers are now joining Ambev.

•         The ideal order for each point of sale is provided by a constantly evolving algorithm, through our portal, tele sales as well as salesman handheld. This process has enabled the portfolio strategy execution, delivered savings, improved volume, as well as freed time from our salesforce to focus on point of sales execution and client service rather than order taking.

•         We created our own internal digital consumer content bureau named Draftline, intended to establish a closer relationship with our consumers in a more personalized way and on a larger scale. It uses data and creates content to constantly increase brand engagement, as well as serving as a laboratory for new marketing formats.

Non-Alcoholic Beverages (NAB)

•         We continue to invest in premiumization, with the Lipton, H2OH!, Tônica and Gatorade brands. The premium segment accounted for more than 13% of our total NAB volume of the quarter.

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 5

       Central America and the Caribbean (CAC)

In CAC, we continued to deliver a solid top-line performance (+12.7%) during 1Q19, driven by an increase in volume and NR/hl of 9.1% and 3.3%, respectively.

EBITDA grew by 14.4%, with margin expansion of 50bps to 39.5%, negatively impacted by higher temporary costs in Panama, due to continuing volume growth, variable compensation accruals and SG&A phasing in Guatemala, but positively affected by improved distribution expenses mainly in the Dominican Republic and projects related to non-working money.

Our commercial strategy in the region remains on track:

In the core segment, we continued to invest in our trade programs, strengthening our connection with consumers through commercial platforms to further enhance the Presidente brand in the Dominican Republic. Panama, our second-largest market, kept delivering double digit net revenue growth and market share gains. This performance was essentially driven by trade execution, growth in the premium segment and our presence during key selling moments in the country: Carnival and Atlas Golden Fest.

There is an ongoing development of our premiumization strategy in the region through Corona, Stella Artois and Budweiser brands. Premium represents a great opportunity for the future in the region.

       Latin America South (LAS)

In LAS, organic net revenue was up 14.5% in the quarter, with NR/hl rising by 27.1%. Volume was down 10.6%, mostly driven by Argentina, where beer volume declined by mid teens. The macro situation in Argentina remains challenging, and we continue to see volatility in the market with currency devaluation and rising inflation leading to low consumer confidence.

Despite the weaker volume in the quarter, EBITDA was up by 36.5% with margin expansion of 820bps to 47.6%, which benefited from favorable FX on the COGS line as well as a solid NR/hl growth.

In spite of the macroeconomic volatility in Argentina, we remained focused on what we can control in our business and achieved positive developments. Quilmes, our classic lager, opened its own bars for the first time, called “Los Clásicos de Quilmes”, intended to keep building on quality credentials and giving consumers the best experience our beer can provide. Brahma, our easy drinking lager, reinforced its functional message and its position as summer season’s leader brand through a 360° campaign.

In the core plus segment, Andes Origen continues to launch new varieties, including now Vendimia. This new special edition highlights the origin of the brand, the Mendoza region. It is brewed with grapes, allowing Vendimia to be the first and only beer to be present in a wine festival in the country. Budweiser continued to embrace the music platform, with a strong focus on Lollapalooza in 1Q19, using every instance during the journey to the festival to maximize the experience through several activations, promotions and releasing an exclusive 473ml can.

Our premiumization strategy continues to show promising results in LAS, with our large portfolio – including (i) Corona and Stella Artois in Chile, Argentina, Paraguay and Uruguay; (ii) Budweiser in Chile and Uruguay; (iii) Bud 66 in Paraguay; (iv) Patagonia in Argentina and Paraguay; and (v) Huari in Bolivia, among other brands – outpacing the industry across all countries in which we operate.

       Canada

In Canada, top line was down 3.1% in the quarter, as NR/hl grew 1.2% driven by a favorable mix. Volume declined 4.3%, driven by a slowdown of the beer industry and a hard comparable due to an early Easter holiday in 2018.

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 6

EBITDA increased by 6.5%, with margin expansion of 230bps to 25.4%, negatively impacted by increased commodities prices, especially aluminum, and higher variable compensation accruals, but positively affected by inventories phasing, sales and marketing expenses phasing and lower logistics costs.

Despite the industry challenges, we had positive achievements with our portfolio during the quarter. Our focus core and core plus brands also continued to deliver strong results, with Michelob Ultra remaining the fastest growing brand in Canada in the quarter and Bud Light continuing its momentum and gaining market share.

In the premium segment, our high end portfolio is growing ahead of the industry, led by the double digit volume growth of our premium import brands. Corona launched its first winter 360 campaign called “Corona Sunsets Winter Tour”.

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 7

OUTLOOK

In the 4Q18 conference call, we highlighted that the transformational investments we made in our business in Brazil in the past years, even in a moment of external volatility and challenging macroeconomic environment, would place us in a stronger position to compete in the Brazilian beer market going forward. The effects of such transformation are already impacting this quarter. It is important to point out we have not seen yet disposable income resuming growth, which would likely provide a meaningful boost.

Our plan to accelerate EBITDA growth is on track, being supported by: (i) our superior portfolio, which allows us to play in all the segments of the Brazilian beer market, reaching a more balanced top-line growth between volume and revenue; (ii) our unmatched distribution capability; (iii) exciting innovations we have in the pipeline; (iv) consistent investments in our strategic platforms; and (v) our people.

We reiterate our guidance of cash COGS per hectoliter growth of mid-teens in Brazil for this year, which should be more pressured in the first three quarters, easing off towards the end of the year.

Regarding our NAB business in Brazil, we will continue to invest behind premiumization, leveraging brands such as Lipton, Do Bem, H2OH!, Tônica and Gatorade, which contribute to a more profitable mix, while supporting our main brand, Guaraná Antarctica.

With respect to CAC, we are excited with the evolution of our business and we reinforce our positive outlook for the region.

In LAS, while cautious about the Argentinean macroeconomic environment, we have a track record of delivering solid results in the region and we remain confident in our ability to maintain this pattern, supported by the strength of our brands and by our financial discipline.

In Canada, we remain focused on our trade-up strategy, supported by our portfolio and our leading position in the market. Our high end portfolio is growing ahead of the industry, led by the double digit volume growth of our premium import brands.

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 8

AMBEV CONSOLIDATED INCOME STATEMENT

Consolidated income statement	1Q18	1Q18 Pro Forma	Scope	Currency Translation	Organic Growth	1Q19	% As Reported	% Organic
R$ million
Net revenue	11,640.2	11,672.9	45.0	(666.9)	1,589.2	12,640.1	8.6%	13.7%
Cost of goods sold (COGS)	(4,455.9)	(4,478.2)	(18.3)	109.0	(720.2)	(5,107.7)	14.6%	16.1%
Gross profit	7,184.3	7,194.6	26.7	(557.9)	869.0	7,532.4	4.8%	12.1%
Selling, general and administrative (SG&A)	(3,632.7)	(3,640.9)	(24.1)	186.9	(211.4)	(3,689.5)	1.6%	5.8%
Other operating income/(expenses)	257.6	261.9	-	3.8	(34.4)	231.3	-10.2%	-13.1%
Normalized operating income (normalized EBIT)	3,809.1	3,815.6	2.7	(367.3)	623.1	4,074.2	7.0%	16.4%
Exceptional items above EBIT	(8.4)	(8.4)	-	3.8	(13.8)	(18.4)	118.5%	164.0%
Net finance results	(599.2)					(672.1)	12.2%
Share of results of joint ventures	0.6					(2.1)	nm
Income tax expense	(614.5)					(632.5)	2.9%

Profit	2,587.6					2,749.1	6.2%
Attributable to Ambev holders	2,505.9					2,661.9	6.2%
Attributable to non-controlling interests	81.7					87.2	6.8%

Normalized profit	2,600.8					2,762.4	6.2%
Attributable to Ambev holders	2,519.2					2,674.8	6.2%

Normalized EBITDA	4,786.9	4,795.0	2.7	(461.5)	784.5	5,120.7	7.0%	16.4%

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 9

AMBEV CONSOLIDATED RESULTS

The combination of Ambev’s operations in Brazil, Central America and the Caribbean, Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenue per hectoliter (R$)	COGS per hectoliter (R$)

Normalized EBITDA (R$ million)	Normalized EBITDA Margin (%)

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 10

AMBEV CONSOLIDATED

We delivered R$ 12,640.1 million of net revenue (+13.7%) and R$ 5,120.7 million of EBITDA (+16.4%) during the quarter.

Ambev	1Q18	1Q18 Pro Forma	Scope	Currency Translation	Organic Growth	1Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	38,915.5	38,915.5	166.9	-	2,214.0	41,296.4	6.1%	5.7%

Net revenue	11,640.2	11,672.9	45.0	(666.9)	1,589.2	12,640.1	8.6%	13.7%
Net revenue/hl (R$)	299.1	300.0	(0.1)	(16.1)	22.4	306.1	2.3%	7.5%
COGS	(4,455.9)	(4,478.2)	(18.3)	109.0	(720.2)	(5,107.7)	14.6%	16.1%
COGS/hl (R$)	(114.5)	(115.1)	0.0	2.6	(11.3)	(123.7)	8.0%	9.8%
COGS excl. deprec. & amort.	(3,893.8)	(3,915.2)	(18.3)	46.9	(581.5)	(4,468.1)	14.8%	14.9%
COGS/hl excl. deprec. & amort. (R$)	(100.1)	(100.6)	(0.0)	1.1	(8.7)	(108.2)	8.1%	8.6%
Gross profit	7,184.3	7,194.6	26.7	(557.9)	869.0	7,532.4	4.8%	12.1%
% Gross margin	61.7%	61.6%				59.6%	-210 bps	-90 bps
SG&A excl. deprec. & amort.	(3,217.1)	(3,224.5)	(24.1)	154.7	(188.7)	(3,282.6)	2.0%	5.9%
SG&A deprec. & amort.	(415.6)	(416.4)	-	32.2	(22.7)	(406.9)	-2.1%	5.5%
SG&A total	(3,632.7)	(3,640.9)	(24.1)	186.9	(211.4)	(3,689.5)	1.6%	5.8%
Other operating income/(expenses)	257.6	261.9	-	3.8	(34.4)	231.3	-10.2%	-13.1%
Normalized EBIT	3,809.1	3,815.6	2.7	(367.3)	623.1	4,074.2	7.0%	16.4%
% Normalized EBIT margin	32.7%	32.7%				32.2%	-50 bps	80 bps
Normalized EBITDA	4,786.9	4,795.0	2.7	(461.5)	784.5	5,120.7	7.0%	16.4%
% Normalized EBITDA margin	41.1%	41.1%				40.5%	-60 bps	100 bps

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 11

BRAZIL

In 1Q19, we delivered R$ 2,941.8 million of EBITDA in Brazil (+8.1%), with EBITDA margin of 40.8% (-320bps). Net revenue was up 16.7%, as volume and NR/hl grew 12.4% and 3.9%, respectively. Cash COGS and cash COGS/hl were up 34.6% and 19.7%, respectively, while cash SG&A increased 4.9%.

Brazil	1Q18	Scope	Currency Translation	Organic Growth	1Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	24,474.1			3,035.0	27,509.1	12.4%	12.4%

Net revenue	6,180.4			1,033.9	7,214.4	16.7%	16.7%
Net revenue/hl (R$)	252.5			9.7	262.3	3.9%	3.9%
COGS	(2,346.9)			(710.7)	(3,057.6)	30.3%	30.3%
COGS/hl (R$)	(95.9)			(15.3)	(111.1)	15.9%	15.9%
COGS excl. deprec. & amort.	(1,991.8)			(688.2)	(2,680.0)	34.6%	34.6%
COGS/hl excl. deprec. & amort. (R$)	(81.4)			(16.0)	(97.4)	19.7%	19.7%
Gross profit	3,833.6			323.2	4,156.8	8.4%	8.4%
% Gross margin	62.0%			0.0%	57.6%	-440 bps	-440 bps
SG&A excl. deprec. & amort.	(1,739.9)			(86.1)	(1,826.0)	4.9%	4.9%
SG&A deprec. & amort.	(288.3)			17.0	(271.3)	-5.9%	-5.9%
SG&A total	(2,028.1)			(69.1)	(2,097.2)	3.4%	3.4%
Other operating income/(expenses)	273.2			(39.8)	233.4	-14.6%	-14.6%
Normalized EBIT	2,078.6			214.3	2,292.9	10.3%	10.3%
% Normalized EBIT margin	33.6%			0.0%	31.8%	-180 bps	-180 bps
Normalized EBITDA	2,722.0			219.8	2,941.8	8.1%	8.1%
% Normalized EBITDA margin	44.0%			0.0%	40.8%	-320 bps	-320 bps

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 12

BEER BRAZIL

In 1Q19, EBITDA for Beer Brazil was R$ 2,578.2 million (+5.4%), with EBITDA margin contraction of 400bps to 42.0%.

Net revenue was up 15.4%. Volume increased by 11.3%, while the beer industry grew low single digits, according to Nielsen with a lower weight of the value segment. A favorable weather and later Carnival also contributed to the performance in the quarter. NR/hl grew by 3.7%, in line with inflation for the period negatively affected by geographic mix. Cash COGS and cash COGS/hl were up 38.0% and 24.0%, respectively, mainly impacted by commodities prices, especially aluminum and barley, and FX. Cash SG&A increased 3.1%, which is less than inflation in the period, even with the inclusion of the variable compensation accruals that we didn’t have in 1Q18. This was partially offset by projects related to non-working money expenses. Excluding variable compensation accruals, Brazil Beer EBITDA growth was around 7.0%.

Beer Brazil	1Q18	Scope	Currency Translation	Organic Growth	1Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	18,879.1			2,124.3	21,003.4	11.3%	11.3%

Net revenue	5,315.6			817.2	6,132.8	15.4%	15.4%
Net revenue/hl (R$)	281.6			10.4	292.0	3.7%	3.7%
COGS	(1,880.6)			(617.7)	(2,498.2)	32.8%	32.8%
COGS/hl (R$)	(99.6)			(19.3)	(118.9)	19.4%	19.4%
COGS excl. deprec. & amort.	(1,573.1)			(597.4)	(2,170.5)	38.0%	38.0%
COGS/hl excl. deprec. & amort. (R$)	(83.3)			(20.0)	(103.3)	24.0%	24.0%
Gross profit	3,435.0			199.6	3,634.6	5.8%	5.8%
% Gross margin	64.6%				59.3%	-530 bps	-530 bps
SG&A excl. deprec. & amort.	(1,512.9)			(46.8)	(1,559.8)	3.1%	3.1%
SG&A deprec. & amort.	(253.2)			10.3	(242.9)	-4.1%	-4.1%
SG&A total	(1,766.1)			(36.6)	(1,802.7)	2.1%	2.1%
Other operating income/(expenses)	216.6			(41.1)	175.6	-19.0%	-19.0%
Normalized EBIT	1,885.6			121.9	2,007.5	6.5%	6.5%
% Normalized EBIT margin	35.5%				32.7%	-280 bps	-280 bps
Normalized EBITDA	2,446.2			131.9	2,578.2	5.4%	5.4%
% Normalized EBITDA margin	46.0%				42.0%	-400 bps	-400 bps

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 13

NAB BRAZIL

In 1Q19, EBITDA for NAB Brazil was R$ 363.7 million (+31.9%), with EBITDA margin expansion of 170bps to 33.6%.

Net revenue was up 25.1%, as volume increased 16.3%. Industry grew low single digits, according to Nielsen. NR/hl was up 7.6%. Cash COGS and cash COGS/hl increased by 21.7% and 4.7%, respectively, with higher aluminum costs being offset by lower sugar prices and operational leverage. Cash SG&A was up 17.3%, impacted by variable compensation accruals and distribution expenses related to volume growth, which were partially offset by savings in non working money as well as phasing of expenses in 1Q19.

NAB Brazil	1Q18	Scope	Currency Translation	Organic Growth	1Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	5,595.0			910.7	6,505.7	16.3%	16.3%

Net revenue	864.8			216.7	1,081.6	25.1%	25.1%
Net revenue/hl (R$)	154.6			11.7	166.2	7.6%	7.6%
COGS	(466.3)			(93.0)	(559.4)	20.0%	20.0%
COGS/hl (R$)	(83.3)			(2.6)	(86.0)	3.2%	3.2%
COGS excl. deprec. & amort.	(418.7)			(90.8)	(509.5)	21.7%	21.7%
COGS/hl excl. deprec. & amort. (R$)	(74.8)			(3.5)	(78.3)	4.7%	4.7%
Gross profit	398.5			123.7	522.2	31.0%	31.0%
% Gross margin	46.1%				48.3%	220 bps	220 bps
SG&A excl. deprec. & amort.	(226.9)			(39.3)	(266.2)	17.3%	17.3%
SG&A deprec. & amort.	(35.1)			6.7	(28.4)	-19.2%	-19.2%
SG&A total	(262.0)			(32.6)	(294.6)	12.4%	12.4%
Other operating income/(expenses)	56.5			1.3	57.8	2.3%	2.3%
Normalized EBIT	193.0			92.4	285.4	47.9%	47.9%
% Normalized EBIT margin	22.3%				26.4%	410 bps	410 bps
Normalized EBITDA	275.8			87.9	363.7	31.9%	31.9%
% Normalized EBITDA margin	31.9%				33.6%	170 bps	170 bps

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 14

CENTRAL AMERICA AND THE CARIBBEAN (CAC)

CAC delivered EBITDA of R$ 578.1 million (+14.4%) in 1Q19, with EBITDA margin of 39.5% (+50bps). Net revenue increased by 12.7%, led by volume growth of 9.1% coupled with NR/hl increase of 3.3%. Cash COGS and cash COGS/hl grew, respectively, by 18.4% and by 8.5%, negatively affected by Panama, as the strong volume growth in the country since 2017 has driven additional temporary costs in order to supply the market with no disruption. Cash SG&A increased by 1.1%, below the average inflation in the region, supported by efficiency gains in non-working money sales and marketing expenses.

CAC	1Q18	Scope	Currency Translation	Organic Growth	1Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,911.4			264.6	3,175.9	9.1%	9.1%

Net revenue	1,149.7		166.7	145.7	1,462.1	27.2%	12.7%
Net revenue/hl (R$)	394.9		52.5	13.0	460.4	16.6%	3.3%
COGS	(488.2)		(70.6)	(84.5)	(643.3)	31.8%	17.3%
COGS/hl (R$)	(167.7)		(22.2)	(12.6)	(202.6)	20.8%	7.5%
COGS excl. deprec. & amort.	(426.1)		(61.7)	(78.3)	(566.2)	32.9%	18.4%
COGS/hl excl. deprec. & amort. (R$)	(146.4)		(19.4)	(12.5)	(178.3)	21.8%	8.5%
Gross profit	661.6		96.1	61.2	818.8	23.8%	9.2%
% Gross margin	57.5%				56.0%	-150 bps	-170 bps
SG&A excl. deprec. & amort.	(281.0)		(38.5)	(3.0)	(322.5)	14.8%	1.1%
SG&A deprec. & amort.	(37.5)		(4.1)	7.1	(34.6)	-7.9%	-18.9%
SG&A total	(318.5)		(42.6)	4.1	(357.1)	12.1%	-1.3%
Other operating income/(expenses)	4.2		0.6	(0.1)	4.7	11.3%	-3.0%
Normalized EBIT	347.2		54.1	65.1	466.4	34.3%	18.8%
% Normalized EBIT margin	30.2%				31.9%	170 bps	160 bps
Normalized EBITDA	446.8		67.1	64.2	578.1	29.4%	14.4%
% Normalized EBITDA margin	38.9%				39.5%	60 bps	50 bps

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 15

LATIN AMERICA SOUTH (LAS)

In 1Q19, LAS delivered reported EBITDA of R$ 1,271.7 million, which represents an organic growth of 36.5%, with EBITDA margin of 47.6% (+820bps). Top line rose 14.5%, with volume declining by 10.6%, mainly explained by consumption contraction in Argentina. NR/hl was up 27.1%, driven by our continued revenue management initiatives to keep up with inflation in the region. Cash COGS and cash COGS/hl declined 14.9% and 4.7%, respectively, favorably affected by FX, while cash SG&A increased by 19.0%.

The scope in LAS refers to the transaction carried out on May 2, 2018, under which we received from Anheuser-Busch InBev SA/NV (AB InBev) the perpetual licensing of Budweiser brand, among other brands, in Argentina, upon the recovery of the distribution rights by AB InBev from Compañia Cervecerías Unidas S.A. (CCU). The transaction also included the transfer to CCU of some Argentinean brands (Norte, Iguana and Baltica).

Reported numbers (column “1Q19”) are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 21. Column “1Q18” contains reported 1Q18 numbers, including IFRS16 adjustments, yet considering no impact resulting from Hyperinflation Accounting (IAS 29/CPC 42). Column “1Q18 Pro-Forma”, in its turn, adds the impact of hyperinflation accounting for the Argentinean operations, as if the company had reported its results applying hyperinflation accounting as of January 1, 2018. Finally “% As Reported”, compares “1Q19” to “1Q18” figures, while “% Organic” presents organic growth between “1Q18 Pro-Forma” and “1Q19”.

LAS	1Q18	1Q18 Pro Forma	Scope	Currency Translation	Organic Growth	1Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,609.5	9,609.5	166.9		(1,003.9)	8,772.5	-8.7%	-10.6%

Net revenue	3,091.5	3,124.2	45.0	(946.2)	447.2	2,670.2	-13.6%	14.5%
Net revenue/hl (R$)	321.7	325.1	(0.9)	(107.9)	88.1	304.4	-5.4%	27.1%
COGS	(1,167.2)	(1,189.6)	(18.3)	219.1	35.1	(953.6)	-18.3%	-3.0%
COGS/hl (R$)	(121.5)	(123.8)	0.2	25.0	(10.1)	(108.7)	-10.5%	8.1%
COGS excl. deprec. & amort.	(1,060.0)	(1,081.5)	(18.3)	145.9	159.9	(794.0)	-25.1%	-14.9%
COGS/hl excl. deprec. & amort. (R$)	(110.3)	(112.5)	0.0	16.6	5.4	(90.5)	-18.0%	-4.7%
Gross profit	1,924.3	1,934.6	26.7	(727.1)	482.3	1,716.6	-10.8%	25.3%
% Gross margin	62.2%	61.9%				64.3%	210 bps	580 bps
SG&A excl. deprec. & amort.	(682.0)	(689.4)	(24.1)	239.3	(130.3)	(604.5)	-11.4%	19.0%
SG&A deprec. & amort.	(64.4)	(65.2)		38.8	(45.9)	(72.2)	12.1%	70.4%
SG&A total	(746.4)	(754.6)	(24.1)	278.1	(176.2)	(676.8)	-9.3%	23.4%
Other operating income/(expenses)	(13.4)	(9.1)		3.8	5.3	0.0	-100.3%	-58.7%
Normalized EBIT	1,164.5	1,171.0	2.7	(445.3)	311.5	1,039.8	-10.7%	27.2%
% Normalized EBIT margin	37.7%	37.5%				38.9%	120 bps	410 bps
Normalized EBITDA	1,336.2	1,344.2	2.7	(557.3)	482.1	1,271.7	-4.8%	36.5%
% Normalized EBITDA margin	43.2%	43.0%				47.6%	440 bps	820 bps

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 16

CANADA

Canada delivered EBITDA of R$ 329.0 million (+6.5%) in 1Q19, with EBITDA margin of 25.4% (+230bps).

Top line was down 3.1%, due to the volume decline of 4.3%, mostly driven by a slowdown in the beer industry and a hard comparable in 1Q18 due to an early Easter holiday in 2018. This was partially offset by a NR/hl growth of 1.2%. Cash COGS and cash COGS/hl declined by 6.1% and 1.9%, respectively, as higher commodities prices, especially aluminum, and lower dilution of fixed costs were more than offset by an easy comparable in 1Q18. Cash SG&A declined 6.0%, driven by phasing of sales and marketing expenses.

Canada	1Q18	Scope	Currency Translation	Organic Growth	1Q19	% As Reported	% Organic
R$ million
Volume ('000 hl)	1,920.6			(81.7)	1,838.9	-4.3%	-4.3%

Net revenue	1,218.5		112.6	(37.7)	1,293.5	6.1%	-3.1%
Net revenue/hl (R$)	634.5		61.2	7.7	703.4	10.9%	1.2%
COGS	(453.6)		(39.4)	39.9	(453.2)	-0.1%	-8.8%
COGS/hl (R$)	(236.2)		(21.5)	11.2	(246.4)	4.3%	-4.7%
COGS excl. deprec. & amort.	(415.9)		(37.3)	25.2	(428.0)	2.9%	-6.1%
COGS/hl excl. deprec. & amort. (R$)	(216.5)		(20.3)	4.1	(232.7)	7.5%	-1.9%
Gross profit	764.9		73.1	2.3	840.3	9.9%	0.3%
% Gross margin	62.8%				65.0%	220 bps	220 bps
SG&A excl. deprec. & amort.	(514.2)		(46.1)	30.7	(529.6)	3.0%	-6.0%
SG&A deprec. & amort.	(25.4)		(2.5)	(0.9)	(28.8)	13.6%	3.7%
SG&A total	(539.6)		(48.6)	29.8	(558.5)	3.5%	-5.5%
Other operating income/(expenses)	(6.5)		(0.6)	0.2	(6.9)	6.2%	-3.0%
Normalized EBIT	218.8		23.9	32.2	274.9	25.7%	14.7%
% Normalized EBIT margin	18.0%				21.3%	330 bps	330 bps
Normalized EBITDA	282.0		28.6	18.4	329.0	16.7%	6.5%
% Normalized EBITDA margin	23.1%				25.4%	230 bps	230 bps

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 17

OTHER OPERATING INCOME/EXPENSES

Other operating income totaled R$ 231.3 million in 1Q19 (-13.1%, organically), mainly explained by lower other operating income. Government Grants were higher year over year, driven by State VAT long-term tax incentives that were up due to higher volumes in Brazil and partially offset by revenue geographic mix.

Other operating income/(expenses)	1Q18	1Q19
R$ million

Government grants/NPV of long term fiscal incentives	194.8	204.1
(Additions to)/reversals of provisions	(6.6)	2.8
(Losses)/gains on disposal of property, plant and equipment and intangible assets	(21.9)	2.7
Net other operating income/(expenses)	91.3	21.7

Other operating income/(expenses)	257.6	231.3

EXCEPTIONAL ITEMS

During the 1Q19 we recorded an expense of R$ 18.4 million in exceptional items (compared to an expense of R$ 8.4 million in 1Q18), mainly explained by restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional items	1Q18	1Q19
R$ million

Restructuring	(8.4)	(18.2)
IAS 29 (hyperinflation) application effect		(0.2)

Exceptional items	(8.4)	(18.4)

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 18

NET FINANCE RESULTS

Net finance results totaled an expense of R$ 672.1 million (+12.2%), explained by:

•         Interest income of R$ 135.3 million, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars;

•         Interest expenses of R$ 391.3 million, that include interest expenses incurred in connection with the Brazilian Tax Regularization Program – PERT, as well as a non-cash accrual of approximately R$ 60 million related to the put option associated with our investment in the Dominican Republic;

•         R$ 194.9 million of losses on derivative instruments, explained by (i) the increase of FX hedges carry costs linked to our COGS and Capex exposure in Argentina, and (ii) gains related to equity swaps;

•         Losses on non-derivative instruments of R$ 110.8 million, mainly related to an adjustment in the fair value of the PUT option in the Dominican Republic;

•         R$ 53.9 million of taxes on financial transactions;

•         R$ 153.1 million of other financial expenses, partially explained by intercompany transactions;

•         R$ 96.7 million of non-cash financial incomes resulting from the adoption of Hyperinflation Accounting in Argentina, as detailed on page 21.

Net finance results	1Q18	1Q19
R$ million

Interest income	103.3	135.3
Interest expenses	(403.0)	(391.3)
Gains/(losses) on derivative instruments	(182.5)	(194.9)
Gains/(losses) on non-derivative instruments	83.3	(110.8)
Taxes on financial transactions	(91.2)	(53.9)
Other financial income/(expenses), net	(109.1)	(153.1)

Exceptional financial expenses
Hyperinflation Argentina		96.7

Net finance results	(599.2)	(672.1)

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 19

DEBT BREAKDOWN

As of March 31, 2019, we held a net cash position of R$ 7,751.1 million (up from R$ 7,373.2 million as of December 31, 2018). Consolidated debt corresponded to R$ 5,085.2 million whereas cash and cash equivalents less bank overdrafts totaled R$ 12,822.5 million, up from R$ 11,463.5 million as of December 31, 2018. 2018 and 2019 figures reflect the impacts resulting from IFRS16 rules, and include leasing values of R$ 1,723.3 million in 2018 and of R$ 1,979.8 million in 2019.

Debt breakdown	December 31, 2018			March 31, 2019
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	575.2	1,697.0	2,272.2	511.9	1,968.3	2,480.1
Foreign Currency	1,366.0	465.4	1,831.5	2,145.6	459.5	2,605.1
Consolidated Debt	1,941.2	2,162.4	4,103.7	2,657.5	2,427.8	5,085.2

Cash and Cash Equivalents less Bank Overdrafts			11,463.5			12,822.5
Current Investment Securities			13.4			13.8

Net debt/(cash)			(7,373.2)			(7,751.1)

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 20

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The weighted nominal tax rate for the quarter was 29.6%, compared to 30.3% in 1Q18. The effective tax rate decreased from 19.2% to 18.7%.

The table below demonstrates the reconciliation for income tax and social contribution provision.

Income tax and social contribution	1Q18	1Q19
R$ million

Profit before tax	3,202.1	3,381.5

Adjustment on taxable basis
Non-taxable net financial and other income	(78.3)	(67.0)
Goverment grants (VAT)	(413.7)	(487.2)
Share of results of joint ventures	(0.6)	2.1
Expenses not deductible	64.5	68.0
Foreign profits taxed in Brazil	(88.4)	179.9
	2,685.7	3,077.4
Aggregated weighted nominal tax rate	30.3%	29.6%
Taxes – nominal rate	(814.2)	(910.6)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	299.7	369.0
Tax benefit - amortization on tax books	18.3	22.5
Argentina's hyperinflation effect		(18.2)
Other tax adjustments	(118.3)	(95.1)

Income tax and social contribution expense	(614.5)	(632.5)
Effective tax rate	19.2%	18.7%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of March 31, 2019.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,357,940	61.9%
FAHZ	1,609,987,301	10.2%
Market	4,388,151,273	27.9%
Outstanding	15,726,496,514	100.0%
Treasury	345,783
TOTAL	15,726,842,297
Free float B3	3,150,864,687	20.0%
Free float NYSE	1,237,286,586	7.9%

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 21

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year to date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. March 31, 2019 closing rate for 1Q19 results).

In each applicable section of this press release, we introduced a column named “1Q18 Pro Forma”, in which 1Q18 results, up to Normalized EBIT, were adjusted for the corresponding impacts as if the Company had reported its results at the time applying hyperinflation accounting.

The 1Q19 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on 1Q19 results against a dedicated line in the finance results and (ii) the difference between the translation of the 1Q19 results at the closing exchange rate of March 31, 2019 and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 1Q18 Pro Forma and 1Q19 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	1Q18 Pro Forma	1Q19
Indexation(1)	46.1	53.3
Currency(2)	(13.4)	(129.9)
Total Impact	32.6	(76.6)

Normalized EBITDA
R$ million	1Q18 Pro Forma	1Q19
Indexation(1)	13.8	15.2
Currency(2)	(5.8)	(74.9)
Total Impact	8.0	(59.7)

BRLARS average rate	6.0219	10.1104
BRLARS closing rate	6.0650	11.1254

(1)    Indexation calculated at each period’s closing exchange rate.

(2)    Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 must be reported in Equity and, from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 1Q19, the transition to Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$ 96.7 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 18.0 million; (iii) a negative impact on the Normalized Profit of R$18.2 million; and (iv) no material impact on EPS, as well as on Normalized EPS.

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 22

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Special items; and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliação - Lucro líquido ao EBITDA	1T18	1T19
R$ milhões

Lucro líquido - Ambev	2,505.9	2,661.9
Participação dos não controladores	81.7	87.2
Despesa com imposto de renda e contribuição social	614.5	632.5
Lucro antes de impostos	3,202.1	3,381.5
Participação nos resultados de empreendimentos controlados em conjunto	(0.6)	2.1
Resultado financeiro líquido	599.2	672.1
Itens não recorrentes	8.4	18.4
EBIT ajustado	3,809.1	4,074.2
Depreciação & amortização - total	977.8	1,046.5
EBITDA ajustado	4,786.9	5,120.7

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 23

Q1 2019 EARNINGS CONFERENCE CALL

Speakers:	Bernardo Paiva
Chief Executive Officer

Fernando Tennenbaum
Chief Financial and Investor Relations Officer

Language:	English

Date:	May 7, 2019 (Tuesday)

Time:	12:00 (Brasília time)
11:00 (EST)

Phone number:	US participants	+1 (844) 435-0325
	International participants	+1 (412) 317-6367

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: https://webcastlite.mziq.com/cover.html?webcastId=e75e5768-0d42-43f0-a142-6e6db93e0cc8

A slide presentation will be available for downloading in our website (ri.ambev.com.br), as well as at the webcast platform through the link above.

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10130550 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Thiago Levy +55 (11) 2122-1415 thiago.levy@ambev.com.br	Elisa Lima +55 (11) 2122-1414 elisa.lima@ambev.com.br

ri.ambev.com.br

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 24

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the first quarter of 2018 (1Q18). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 25

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	1Q18	1Q19%		1Q18	1Q19%		1Q18	1Q19%		1Q18	1Q19%		1Q18	1Q19%		1Q18	1Q19%		1Q18	1Q19%
Volume (000 hl)	18,879.1	21,003.4	11.3%	5,595.0	6,505.7	16.3%	24,474.1	27,509.1	12.4%	2,911.4	3,175.9	9.1%	9,609.5	8,772.5	-10.6%	1,920.6	1,838.9	-4.3%	38,915.5	41,296.4	5.7%

R$ million
Net revenue	5,315.6	6,132.8	15.4%	864.8	1,081.6	25.1%	6,180.4	7,214.4	16.7%	1,149.7	1,462.1	12.7%	3,091.5	2,670.2	14.5%	1,218.5	1,293.5	-3.1%	11,640.2	12,640.1	13.7%
% of total	45.7%	48.5%		7.4%	8.6%		53.1%	57.1%		9.9%	11.6%		26.6%	21.1%		10.5%	10.2%		100.0%	100.0%
COGS	(1,880.6)	(2,498.2)	32.8%	(466.3)	(559.4)	20.0%	(2,346.9)	(3,057.6)	30.3%	(488.2)	(643.3)	17.3%	(1,167.2)	(953.6)	-3.0%	(453.6)	(453.2)	-8.8%	(4,455.9)	(5,107.7)	16.1%
% of total	42.2%	48.9%		10.5%	11.0%		52.7%	59.9%		11.0%	12.6%		26.2%	18.7%		10.2%	8.9%		100.0%	100.0%
Gross profit	3,435.0	3,634.6	5.8%	398.5	522.2	31.0%	3,833.6	4,156.8	8.4%	661.6	818.8	9.2%	1,924.3	1,716.6	25.3%	764.9	840.3	0.3%	7,184.3	7,532.4	12.1%
% of total	47.8%	48.3%		5.5%	6.9%		53.4%	55.2%		9.2%	10.9%		26.8%	22.8%		10.6%	11.2%		100.0%	100.0%
SG&A	(1,766.1)	(1,802.7)	2.1%	(262.0)	(294.6)	12.4%	(2,028.1)	(2,097.2)	3.4%	(318.5)	(357.1)	-1.3%	(746.4)	(676.8)	23.4%	(539.6)	(558.5)	-5.5%	(3,632.7)	(3,689.5)	5.8%
% of total	48.6%	48.9%		7.2%	8.0%		55.8%	56.8%		8.8%	9.7%		20.5%	18.3%		14.9%	15.1%		100.0%	100.0%
Other operating income/(expenses)	216.6	175.6	-19.0%	56.5	57.8	2.3%	273.2	233.4	-14.6%	4.2	4.7	-3.0%	(13.4)	0.0	-58.7%	(6.5)	(6.9)	-3.0%	257.6	231.3	-13.1%
% of total	84.1%	75.9%		22.0%	25.0%		106.1%	100.9%		1.6%	2.0%		-5.2%	0.0%		-2.5%	-3.0%		100.0%	100.0%
Normalized EBIT	1,885.6	2,007.5	6.5%	193.0	285.4	47.9%	2,078.6	2,292.9	10.3%	347.2	466.4	18.8%	1,164.5	1,039.8	27.2%	218.8	274.9	14.7%	3,809.1	4,074.2	16.4%
% of total	49.5%	49.3%		5.1%	7.0%		54.6%	56.3%		9.1%	11.4%		30.6%	25.5%		5.7%	6.7%		100.0%	100.0%
Normalized EBITDA	2,446.2	2,578.2	5.4%	275.8	363.7	31.9%	2,722.0	2,941.8	8.1%	446.8	578.1	14.4%	1,336.2	1,271.7	36.5%	282.0	329.0	6.5%	4,786.9	5,120.7	16.4%
% of total	51.1%	50.3%		5.8%	7.1%		56.9%	57.4%		9.3%	11.3%		27.9%	24.8%		5.9%	6.4%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.4%	-40.7%		-53.9%	-51.7%		-38.0%	-42.4%		-42.5%	-44.0%		-37.8%	-35.7%		-37.2%	-35.0%		-38.3%	-40.4%
Gross profit	64.6%	59.3%		46.1%	48.3%		62.0%	57.6%		57.5%	56.0%		62.2%	64.3%		62.8%	65.0%		61.7%	59.6%
SG&A	-33.2%	-29.4%		-30.3%	-27.2%		-32.8%	-29.1%		-27.7%	-24.4%		-24.1%	-25.3%		-44.3%	-43.2%		-31.2%	-29.2%
Other operating income/(expenses)	4.1%	2.9%		6.5%	5.3%		4.4%	3.2%		0.4%	0.3%		-0.4%	0.0%		-0.5%	-0.5%		2.2%	1.8%
Normalized EBIT	35.5%	32.7%		22.3%	26.4%		33.6%	31.8%		30.2%	31.9%		37.7%	38.9%		18.0%	21.3%		32.7%	32.2%
Normalized EBITDA	46.0%	42.0%		31.9%	33.6%		44.0%	40.8%		38.9%	39.5%		43.2%	47.6%		23.1%	25.4%		41.1%	40.5%

Per hectoliter - (R$/hl)
Net revenue	281.6	292.0	3.7%	154.6	166.2	7.6%	252.5	262.3	3.9%	394.9	460.4	3.3%	321.7	304.4	27.1%	634.5	703.4	1.2%	299.1	306.1	7.5%
COGS	(99.6)	(118.9)	19.4%	(83.3)	(86.0)	3.2%	(95.9)	(111.1)	15.9%	(167.7)	(202.6)	7.5%	(121.5)	(108.7)	8.1%	(236.2)	(246.4)	-4.7%	(114.5)	(123.7)	9.8%
Gross profit	181.9	173.0	-4.9%	71.2	80.3	12.7%	156.6	151.1	-3.5%	227.2	257.8	0.1%	200.3	195.7	38.6%	398.3	457.0	4.8%	184.6	182.4	6.0%
SG&A	(93.5)	(85.8)	-8.3%	(46.8)	(45.3)	-3.3%	(82.9)	(76.2)	-8.0%	(109.4)	(112.4)	-9.5%	(77.7)	(77.1)	37.5%	(281.0)	(303.7)	-1.3%	(93.3)	(89.3)	0.1%
Other operating income/(expenses)	11.5	8.4	-27.2%	10.1	8.9	-12.1%	11.2	8.5	-24.0%	1.5	1.5	-11.0%	(1.4)	0.0	-53.7%	(3.4)	(3.7)	1.3%	6.6	5.6	-17.8%
Normalized EBIT	99.9	95.6	-4.3%	34.5	43.9	27.2%	84.9	83.4	-1.9%	119.3	146.9	8.9%	121.2	118.5	40.0%	113.9	149.5	19.8%	97.9	98.7	10.0%
Normalized EBITDA	129.6	122.7	-5.3%	49.3	55.9	13.4%	111.2	106.9	-3.8%	153.5	182.0	4.8%	139.0	145.0	50.2%	146.8	178.9	11.3%	123.0	124.0	10.1%

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 26

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2018	March 31, 2019

Assets
Current assets
Cash and cash equivalents	11,463.5	12,822.5
Investment securities	13.4	13.8
Derivative financial instruments	220.0	259.3
Trade receivables	4,879.3	3,980.4
Inventories	5,401.8	6,032.7
Income tax and social contributions receivable	1,285.4	1,019.3
Other taxes receivable	863.3	961.0
Other assets	1,202.9	1,105.1
	25,329.6	26,194.1

Non-current assets
Investment securities	147.3	162.3
Derivative financial instruments	34.9	30.6
Income tax and social contributions receivable	3,834.4	3,857.4
Deferred tax assets	2,064.7	2,599.2
Other taxes receivable	539.8	537.1
Other assets	1,687.4	1,528.1
Employee benefits	64.3	65.0
Investments in joint ventures	257.1	256.6
Property, plant and equipment	21,638.0	21,432.0
Intangible	5,840.6	5,845.0
Goodwill	34,276.2	34,398.1
	70,384.8	70,711.4

Total assets	95,714.4	96,905.5

Equity and liabilities
Current liabilities
Trade payables	14,050.0	13,322.9
Derivative financial instruments	679.3	310.0
Interest-bearing loans and borrowings	1,941.2	2,657.5
Bank overdrafts		0.0
Payroll and social security payables	851.6	863.2
Dividends and interest on shareholder´s equity payable	807.0	775.3
Income tax and social contribution payable	1,558.6	1,516.5
Taxes and contributions payable	3,781.6	2,361.8
Put option granted on subsidiary and other liabilities	1,366.6	1,300.7
Provisions	173.0	145.0
	25,209.0	23,252.9

Non-current liabilities
Trade payables	126.1	84.8
Derivative financial instruments	2.5	0.9
Interest-bearing loans and borrowings	2,162.4	2,427.8
Deferred tax liabilities	2,424.6	2,394.8
Income tax and social contribution payable	2,227.8	2,110.1
Taxes and contributions payable	675.6	669.6
Put option granted on subsidiary and other liabilities	2,661.8	2,674.1
Provisions	426.2	453.5
Employee benefits	2,343.7	2,346.6
	13,050.6	13,162.0

Total liabilities	38,259.6	36,414.9

Equity
Issued capital	57,710.2	57,798.8
Reserves	70,122.6	70,081.8
Comprehensive income	(71,584.8)	(71,795.4)
Retained earnings		3,023.3
Equity attributable to equity holders of Ambev	56,248.0	59,108.5
Non-controlling interests	1,206.8	1,382.1
Total Equity	57,454.8	60,490.6

Total equity and liabilities	95,714.4	96,905.5

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 27

CONSOLIDATED INCOME STATEMENT	1Q18	1Q19
R$ million

Net revenue	11,640.2	12,640.1
Cost of goods sold	(4,455.9)	(5,107.7)
Gross profit	7,184.3	7,532.4

Distribution expenses	(1,596.1)	(1,626.7)
Sales and marketing expenses	(1,465.4)	(1,401.3)
Administrative expenses	(571.2)	(661.5)
Other operating income/(expenses)	257.6	231.3

Normalized EBIT	3,809.1	4,074.2

Exceptional items	(8.4)	(18.4)

Income from operations (EBIT)	3,800.7	4,055.7

Net finance results	(599.2)	(672.1)
Share of results of joint ventures	0.6	(2.1)

Profit before income tax	3,202.1	3,381.5

Income tax expense	(614.5)	(632.5)

Profit	2,587.6	2,749.1
Equity holders of Ambev	2,505.9	2,661.9
Non-controlling interest	81.7	87.2

Basic earnings per share (R$)	0.16	0.17
Diluted earnings per share (R$)	0.16	0.17

Normalized Profit	2,600.8	2,762.4

Normalized basic earnings per share (R$)	0.16	0.17
Normalized diluted earnings per share (R$)	0.16	0.17

Nº of basic shares outstanding (million of shares)	15,713.1	15,723.3
Nº of diluted shares outstanding (million if shares)	15,832.2	15,853.0

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

First Quarter 2019 Results May 7, 2019 Page | 28

CONSOLIDATED STATEMENT OF CASH FLOWS	1Q18	1Q19
R$ million

Profit	2,587.6	2,749.1
Depreciation, amortization and impairment	977.8	1,046.5
Impairment losses on receivables and inventories	35.0	45.1
Additions/(reversals) in provisions and employee benefits	46.2	14.8
Net finance cost	599.2	672.1
Loss/(gain) on sale of property, plant and equipment and intangible assets	21.9	(11.8)
Equity-settled share-based payment expense	33.9	45.4
Income tax expense	614.5	632.5
Share of result of joint ventures	(0.6)	2.1
Other non-cash items included in the profit	(115.6)	(438.8)
Cash flow from operating activities before changes in working capital and provisions	4,799.9	4,757.0
(Increase)/decrease in trade and other receivables	865.5	687.2
(Increase)/decrease in inventories	(464.7)	(666.0)
Increase/(decrease) in trade and other payables	(2,509.6)	(1,222.9)
Cash generated from operations	2,691.1	3,555.3
Interest paid	(101.3)	(73.2)
Interest received	100.2	133.0
Dividends received		0.2
Income tax and social contributions paid	(1,749.5)	(1,535.2)
Cash flow from operating activities	940.5	2,080.1

Proceeds from sale of property, plant, equipment and intangible assets	1.4	19.8
Acquisition of property, plant, equipment and intangible assets	(472.7)	(546.1)
Acquisition of subsidiaries, net of cash acquired	(3,074.0)	(44.6)
Acquisition of other investments	(5.0)
(Investments)/net proceeds of debt securities	(7.8)	(14.6)
Net proceeds/(acquisition) of other assets	(0.2)	202.3
Cash flow used in investing activities	(3,558.3)	(383.1)

Capital increase	6.2	2.5
Proceeds/(repurchase) of shares	(8.6)	(1.3)
Acquisition of non-controlling interests		(0.0)
Proceeds from borrowings	2,026.7	801.6
Repayment of borrowings	(93.4)	(92.4)
Cash net finance costs other than interests	(307.3)	(886.7)
Payment of lease liabilities	(150.4)	(154.5)
Dividends and interest on shareholders’ equity paid	(1,099.7)	(53.0)
Cash flow used in financing activities	373.3	(383.8)

Net increase/(decrease) in Cash and cash equivalents	(2,244.5)	1,313.2
Cash and cash equivalents less bank overdrafts at beginning of period	10,352.7	11,463.5
Effect of exchange rate fluctuations	(154.9)	45.8
Cash and cash equivalents less bank overdrafts at end of period	7,953.4	12,822.5

AMBEV REPORTS 2019 FIRST QUARTER RESULTS UNDER IFRS

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer